Exhibit 21.1

Subsidiaries of Bionano Genomics, Inc.

BioNano Genomics UK, Ltd., a private limited company organized under the laws of the United Kingdom

BioNano Genomics (Shanghai) Trading Co., Ltd., a private limited company organized under the laws of the China